Issuer Free Writing Prospectus Free Writing Prospectus

Filing Pursuant to Rule 433

Registration Statement No. 333-215204

Date: May 22, 2017

Free Writing  Prospectus

Immuron Limited.

PRESS RELEASE: May 16, 2017

Immuron Expands Agreement with US Army to include 3 Shigella Therapeutics

•	Fluroroquinoline-resistant Shigella has been identified by WHO as one of 12 bacteria that pose the greatest threat to human health

•	Pre-clinical studies expanded to also include Non-Human Primate (NHP) studies

•	Expansion further highlights the potential of Immuron’s platform

Immuron Expands Collaboration with US DoD to Include 3 Fluroroquinoline-Resistant Shigella Therapeutics

Melbourne, Australia, May 16, 2017: Australian biopharmaceutical company Immuron Limited (ASX: IMC), is pleased to announce that it will expand the current scope of the cooperative research and development agreement executed in June 2016 with the Walter Reed Army Institute of Research (WRAIR), Silver Spring MD, USA.

The current agreement will be expanded to include the development of three fluoroquinolone-resistant Shigella specific anti-microbial therapeutics for pre-clinical evaluation. WRAIR will fund the evaluation of the anti-Shigella specific activity of our new antibodies, including assessing their protective capacity in established mouse and guinea pig small animal models.

Joining the development program and expanding the scope of the program even further, will be the Armed Forces Research Institute of Medical Sciences (AFRIMS), headquartered in Bangkok, Thailand. AFRIMS will fund and perform the evaluation of these 3 Shigella specific therapeutics in Non-Human primate (NHP) clinical studies which results in the full clinical spectrum of the disease a seen in humans.

Shigella is a highly virulent pathogenic organism that can cause disease in humans at extremely low infectious doses. Exposure to as little as 10 to 100 bacteria can cause disease and therefore Shigella can spread easily from person to person. Infection in humans is characterised by the ability of Shigella to invade the mucosal epithelium, replicate intracellularly and spread intercellularly. Animal models that mimic the disease in humans are essential tools for studying Shigella pathogenesis and product efficacy.

Immuron’s Chief Operating and Scientific Officer Dr Jerry Kanellos said;

“The rampant occurrence of antibiotic resistance in Shigella, and the high incidence of this disease, underscores the need for the development of new non-antibiotic therapeutics against this human pathogen.

We are delighted to further expand our collaboration with the DoD (Department of Defense) and to have brought together the multiple parties involved in this program. The US DoD supports a wide range of activities addressing infectious diseases and are an important part of the broader U.S. government global health efforts. The DoD has long made significant investments in the development of novel therapeutics targeting infectious disease prevention.

The resources and expertise that AFRIMS, the US Naval Medical Research Center and WRAIR have at their disposal will help advance Immuron’s promising new therapeutics faster toward clinical trials. Immuron is proud to have been chosen as a partner in this endeavor and we look forward to the opportunity to make a difference in the fight against antibiotic resistant infectious diseases, for which there are currently no-effective treatment options available.”

ABN: 80 063 114 045

Suite 1, 1233 High Street, Armadale, Victoria AUSTRALIA 3143

www.immuron.com   |   Phone: + 61 (0)3 9824 5254    |    Facsimile: + 61 (0)3 9822 7735

The emergence of fluoroquinolone resistance in Shigella undermines a major challenge and new therapeutic strategies are urgently needed. Fluroroquinoline-resistant Shigella was identified by the World Health Organization (WHO) as one of 12 families of bacteria that pose the greatest threat to human health. In February 2017, the WHO published its first ever list of antibiotics-resistant “priority pathogens” to help guide and promote research and development of new therapeutics to address the growing global resistance to antibiotic medicines. The list highlights the threat of gram- negative bacteria that are resistant to multiple antibiotics.

Immuron’s technology platform targets the essential virulence factors and key antigens these super-bug organisms require to survive and use to evade the host immune system, colonise the gut and translocate into the systemic circulation. Immuron’s therapeutics target these organisms in the gut, neutralise the toxins they produce and inhibit them from entering the mucosa and causing apoptosis and infection of macrophages and epithelial cells.

Shigellosis caused by Shigella species is endemic throughout the world, and is one of the most important causes of global childhood mortality and morbidity. The WHO estimates that Shigella causes about 165 million cases of severe dysentery globally every year, resulting in more than a million deaths each year, mostly among children in the developing world.

—END—

COMPANY CONTACT:	IMMURON INVESTOR RELATIONS:
Thomas Liquard	Peter Taylor

Chief Executive Officer	NWR Communications
Ph: +61 (0)3 9824 5254	Ph: +61 (0)4 1203 6231
thomasliquard@immuron.com	peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

Certain statements made in this release are forward-looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward-looking statements. Although Immuron believes the forward-looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercialising technology. As a result, actual results could materially differ from those expressed or forecasted in the forward-looking statements. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

ABN: 80 063 114 045

Suite 1, 1233 High Street, Armadale, Victoria AUSTRALIA 3143

www.immuron.com   |   Phone: + 61 (0)3 9824 5254   |   Facsimile: + 61 (0)3 9822 7735